SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 2, 2026

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated February 2, 2026 “DRDGOLD CONCLUDES WAGE NEGOTIATIONS AT ERGO OPERATIONS”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: February 2, 2026    By: /s/ Henriette Hooijer
        Name: Henriette Hooijer
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

DRDGOLD CONCLUDES WAGE NEGOTIATIONS AT ERGO OPERATIONS

DRDGOLD shareholders (“Shareholders”) are referred to the announcements published on SENS on Wednesday, 17 December 2025 and Thursday, 18 December 2025 regarding the notice received from the National Union of Mineworkers (“NUM”) and the Association of Mineworkers and Construction Union of their intention to embark on protected strike action from Thursday, 18 December 2025 at the Company’s Ergo Mining (Proprietary) Limited (“ERGO”) operations (“Strike Action”) as well as the subsequent suspension of the Strike Action.
Shareholders are hereby advised that the wage negotiations at the Company’s ERGO operations have been finalised, following the conclusion of a five-year single wage agreement with organised labour. The five-year wage agreement, signed by the NUM, the majority union in the bargaining unit, applies to all employees regardless of union affiliation.
The agreement provides for:
•Guaranteed annual wage increases of between 6% and 7.5% over five years, well above current inflation and aligned with recent agreements concluded in the gold sector.
•A new 2% performance-based incentive linked to safety, production and attendance.
•Improvements to the Living Out Allowance and the interest-free housing support scheme.
•Backpay from 1 July 2025, payable in terms of the agreement.
•A R5 000 once-off ex gratia payment to all employees in the bargaining unit.
“This agreement brings much-needed certainty for our employees and for the ERGO operations. It reflects constructive engagement by all parties and balances meaningful improvements in employee remuneration with the long-term sustainability of the business. Importantly, it allows us to move forward together, focused on safe, stable operations and continued value creation,” said DRDGOLD CEO, Niël Pretorius.

Johannesburg
February 2, 2026

Sponsor
One Capital